FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                   under the Securities Exchange Act of 1934

For the period August 27, 2009
Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  |X|                  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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Item 1.01 Entry Into A Material Definitive Agreement

On August 18, 2009 ICTS INTERNATIONAL, N.V. and its wholly subsidiaries, Explore ITA Atlantic City LLC and Explore ITA Baltimore LLC (collectively the "ICTS Parties") entered into a Settlement Agreement with Atlantic City Associates LLC and Cordish Power Plant Number Two LLC (collectively the "Cordish Parties") settling litigation commenced by the Cordish Parties pursuant to Lease Agreement in Atlantic City, New Jersey and Baltimore, Maryland. The settlement amount is $2,600,000 payable $650,000 upon closing of the Settlement Agreement; $650,000 on December 31, 2009; $650,000 on June 30, 2010 and $650,000 on December 31,
2010. The payments are secured by an irrevocable standby letter of credit and by the personal Guaranty of Mr. Menachem Atzmon, the Chairman of the Board of ICTS International, N.V. The closing took place on August 27, 2009. The Letter of Credit and the first payment of $650,000 were provided by Northwood Business Corporation.

Item 8.01 Other Events

For the benefit of ICTS International, N.V's wholly owned subsidiary, I-SEC Netherlands, B.V., a bank issued a performance guarantee limited to (euro)1.2 million for the benefit of Schiphol Netherland B.V. In order to induce UBS AG to issue the performance guarantee, Northwood Business Corporation issued its Guaranty to UBS AG. Northwood Business Corporation is indirectly owned by the Atzmon Family Trust a principle shareholder of ICTS. Mr. Atzmon disclaims any beneficial interest in the Atzmon Family Trust.

On July 15, 2009, the Audit Committee of ICTS International N.V. approved in consideration of, and as compensation for, the various Guaranty's given by Northwood Business Corporation and Mr. Atzmon the issuance of 300,000 shares of it's common stock to Northwood Business Corporation.


Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

1.    Release and Settlement Agreement dated August 18, 2009.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ICTS INTERNATIONAL N.V.

                                   By: /s/ Avraham Dan
                                       ------------------------------
                                       Avraham Dan, Managing Director

Dated: August 27, 2009